Mail Stop 4561

April 13, 2010

George Metrakos
President and CEO
GMS Capital Corp.
3456 Melrose Ave.
Montreal, QC H4A2S1 CANADA

> **Re:** **GMS Capital Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 000-53519**

Dear Mr. Metrakos:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief